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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      Allied Healthcare International Inc.
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             (Exact Name of Registrant as Specified in Its Charter)
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                  New York                               13-3098275
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  (State of Incorporation or Organization)            (I.R.S. Employer
                                                    Identification no.)


   555 Madison Avenue, New York, New York                  10022
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  (Address of Principal Executive Offices)                Zip Code

  If this form relates to the             If this form relates to the
  registration of a class of securities   registration of a class of securities
  pursuant to Section 12(b) of the        pursuant to Section 12(g) of the
  Exchange Act and is effective           Exchange Act and is effective
  pursuant to General Instruction         pursuant to General Instruction
  A.(c), please check the following       A.(d), please check the following
  box. [ ]                                box. [X]


Securities Act registration statement file number to        Not Applicable
which this form relates:                               -------------------------
                                                            (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class                  Name of Each Exchange on Which
           to be so Registered                  Each Class is to be Registered
           -------------------                  ------------------------------

                   None                                 Not Applicable
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Securities to be registered pursuant to Section 12(g) of the Act:


Common Stock, par value $.01 per share
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                                (Title of Class)




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Item 1. Description of Registrant's Securities to be Registered.

         The authorized capital stock of Allied Healthcare International Inc. (the "Company") currently consists of 62 million shares of common stock, par value $.01 per share ("Common Stock") and 10 million shares of preferred stock, par value $.01 per share ("Preferred Stock"). Eight million shares of the Preferred Stock are designated as Series A Convertible Preferred Stock ("Series A Preferred Stock").

COMMON STOCK

         Holders of Common Stock have the right to cast one vote, in person or by proxy, for each share owned of record on all matters submitted to a vote, including the election of directors.

         Holders of Common Stock are entitled to share proportionately in any dividends that may be declared by the board of directors of the Company on the Common Stock out of funds legally available for dividends. They are also entitled to share proportionately in all of the assets of the Company available for distribution to holders of shares of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock do no have preemptive, subscription or conversion rights.

PREFERRED STOCK

         The Company's board of directors has the power, without further vote of the Company's shareholders, to authorize the issuance of up to a total of ten million shares of the Company's Preferred Stock (of which eight million have been designated as Series A Preferred Stock) and to fix the terms, limitations, rights, powers and preferences of any of these shares of Preferred Stock. This power includes the ability to establish voting, dividend, redemption, conversion, liquidation and other rights and preferences for any of these shares.

Series A Preferred Stock

         The Company is authorized to issue up to eight million shares of Series A Preferred Stock, of which 7,773,660 shares are outstanding. The shares of Series A Preferred Stock were issued in the reorganization of the Company in July 2002 (the "Reorganization"). In the Reorganization, subordinated debt and equity investments in two of the Company's U.K. subsidiaries were exchanged for shares of the Company's Common Stock and shares of the Company's new Series A Preferred Stock. The terms of the Series A Preferred Stock are set forth in the Certificate of Amendment (relating to the Series A Preferred Stock) to the Company's Certificate of Incorporation, which is referred to as the "Certificate of Amendment."

         The following summarizes certain of the provisions of the Certificate of Amendment.

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Dividends

         Each share of Series A Preferred Stock is entitled to receive cumulative, compounding dividends, out of funds legally available thereof, at the per share rate of 9.375% of (pound)2.867 ($4.53 at the fixed exchange rate of $1.58 set forth in an amendment to the Certificate of Amendment) per year, resulting in an annual uncompounded dividend obligation of approximately $3.3 million per year. The shares of Series A Preferred Stock are entitled to receive dividends at a higher rate in the event of a covenant breach (as that term is defined in the Certificate of Amendment), which principally relates to the protection of the rights of the holders of the Company's Series A Preferred Stock.

         Any accrued but unpaid dividends will be paid upon liquidation, redemption or conversion of the Series A Preferred Stock. The Company may not declare or pay any dividends, make distributions, or set aside any funds or assets for payment or distribution with regard to the Common Stock or any other class or series of the Company's stock ranking junior to the Series A Preferred Stock until all accumulated dividends on the Series A Preferred Stock have been paid.

Voting Rights

         Each outstanding share of Series A Preferred Stock is entitled to that number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible. Each share of Series A Preferred Stock is currently convertible into one share of Common Stock. Except with respect to the directors to be elected by the holders of the Series A Preferred Stock, voting as a class, the Series A Preferred Stock and the Common Stock will vote as a single class on all matters submitted to a vote of the Company's shareholders.

         Until Triumph Partners III, L.P. (or any of its affiliates) beneficially owns less than 50% of the share of Series A Preferred Stock issued to it in the Reorganization, the holders of the Series A Preferred Stock are entitled, voting as a separate class, to elect one director to the Company's board of directors. In addition, the Series A Preferred Stock and the Common Stock will vote as a single class in the election of all other directors of the Company.

         In the event of a covenant breach (as that term is defined in the Certificate of Amendment), the holders of the Series A Preferred Stock will be entitled to elect one additional director to the Company's board of directors. Thereafter, on each six-month anniversary of the occurrence of such breach, the holders of the Series A Preferred Stock will be able to elect one more director until the breach has been cured or waived. If, at any time while the holders of Series A Preferred Stock are entitled to elect a director, such director ceases to be a director of the Company, the vacancy can only be filled by the vote of the holders of a majority of the Series A Preferred Stock.

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Liquidation Preference

         In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock will be entitled to receive, before the holders of Common Stock or any other class or series of stock ranking junior to the Series A Preferred Stock will be entitled to receive anything in respect of their shares, a liquidation preference equal to $4.53 per share (subject to adjustment for stock splits, stock dividends, recapitalizations and similar transactions), plus any accrued or declared but unpaid dividends on their shares of Series A Preferred Stock, which is referred to as the "Series A Preference Amount;" provided, however, that in the event that the holders of Series A Preferred Stock would have received an amount greater than the Series A Preference Amount had they converted their Series A Preferred Stock into shares of Common Stock immediately prior to the liquidation, dissolution or winding up of the Company, such holders will be entitled to receive an amount per share equal to the amount they would have received had they effected such a conversion.

Common Stock Conversion

         Conversion at the Option of the Holder of Series A Preferred Stock. Each holder of Series A Preferred Stock is entitled, at any time on or before the day before the date, if any, fixed by the Company for the conversion of the Series A Preferred Stock (see "Conversion at the Option of the Company" below), until December 17, 2008, to convert some or all of its shares of Series A Preferred Stock into shares of Common Stock. The conversion rate is calculated by dividing the original issue price per share of Series A Preferred Stock ($4.53 per share) by the conversion price (initially $4.53 per share, subject to adjustment). Thus, each share of Series A Preferred Stock is initially convertible into one share of Common Stock. The conversion price and the number of shares subject to issuance upon conversion is subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends, recapitalizations and similar transactions, as well as certain issuances of shares of Common Stock at a price below the then applicable conversion price.

         In addition, the holders of Series A Preferred Stock are entitled upon such conversion to receive in cash any accrued or declared but unpaid dividends on their shares. If the Company is unable to pay such dividends in cash, then the holders of the Series A Preferred Stock shall have the option to either:

         o revoke the conversion with respect to the shares of Series A Preferred Stock in question; or

         o receive a demand promissory note in the principal amount of the unpaid dividends, bearing an interest rate 2% greater than the Series A Preferred Stock dividend rate; or

         o receive an additional number of shares of Common Stock, as described in the Certificate of Amendment.

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         Conversion at the Option of the Company. Subject to applicable law and the satisfaction of the condition discussed below, the Company may convert the outstanding Series A Preferred Stock, in whole, but not in part, into shares of Common Stock. At the time of conversion, the Company must pay, in cash, all accrued or declared but unpaid dividends on the shares of Series A Preferred Stock. The conversion rate is calculated as set forth above under "Conversion at the Option of the Holder of Series A Preferred Stock." The Company does not have the right to convert the Series A Preferred Stock until, subject to certain conditions, the closing price of its Common Stock multiplied by the aggregate number of shares of Common Stock issued pursuant to or issuable upon conversion of the Series A Preferred Stock is equal to or greater than $88,033,133, which is referred to as a "Qualified Public Value."

Redemption

         Subject to certain limitations, a majority of interest of the holders of the Series A Preferred Stock (defined as the holders of greater than 50% of the sum of (i) the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (ii) the shares of Common Stock that have been issued upon the conversion of the Series A Preferred Stock, provided that such shares of Common Stock are then held by the person or entity (or an affiliate thereof) who converted the shares of Series A Preferred Stock) have the right to require the Company to redeem their shares:

         o upon the occurrence of a liquidity event (defined generally as a sale or transfer of 90% or more of the Company's capital stock or the capital stock of either of two specified U.K. subsidiaries to a person other than the two Triumph entities that are investors in the Company or affiliates thereof, a sale or transfer of the Company's property or assets either representing 90% or more of the total value of the Company's assets or generating 90% or more of the Company's revenues, or the liquidation, dissolution or bankruptcy of the Company or such subsidiaries); or

         o at any time after December 17, 2007, if the Company has paid its senior credit facility and its mezzanine loan in full on or before such date.

         The redemption right can be exercised up to three times, but for not less than (pound)5 million on any one occasion (or such lower amount as is necessary to redeem all of the shares of Series A Preferred Stock then outstanding).

         Upon a voluntary redemption, the holders of Series A Preferred Stock will be entitled to receive an amount equal to the Series A Preference Amount.

Covenants

         Until the earlier of the Common Stock achieving a Qualified Public Value or until Triumph Partners III, L.P. (or any of its affiliates) beneficially owns less than 50% of the


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shares of Series A Preferred Stock issued to it in the Reorganization, the
Company is required to comply with a number of covenants, including:

         Protective Provisions. The consent of a majority in interest of the holders of the Series A Preferred Stock will be required to:

         o amend the Company's Certificate of Incorporation, including the Certificate of Amendment, or Bylaws in a manner that adversely affects the rights of the holders of Series A Preferred Stock;

         o create, authorize, reclassify or issue any shares of capital stock of the Company's subsidiaries; or

         o declare or pay any dividends or make any distributions or apply any of the Company's assets to the redemption, retirement, purchase or other acquisition of the Company's capital stock, except in accordance with the Certificate of Amendment.

         Limitations on Transactions with Affiliates. The Company may not enter into certain transactions with the holders (or their affiliates) of Series A Preferred Stock, or any of the Company's affiliates, unless certain conditions are first satisfied, as described in the Certificate of Amendment.

         Restrictions Against Limitations on Upstream Payments. Without the consent of a majority in interest of the holders of the Series A Preferred Stock, the Company may not, except in certain circumstances, restrict the ability of its subsidiaries to, among other things, pay dividends or make other distributions in respect of its capital stock, make loans to the Company or transfer assets to the Company.

Merger or Consolidation

         The Company may not merge with or sell substantially all of its assets to another entity unless, among other things, the other party to the transaction is organized under the laws of either the United States or England and such party expressly assumes, in a form reasonably satisfactory to a majority in interest of the holders of the Series A Preferred Stock, every covenant and obligation set forth in the Certificate of Amendment, or such alternative obligations as may be agreed to, so that the holders of Series A Preferred Stock may achieve the practical realization of the principal benefits intended to be provided to them in the Certificate of Amendment.

TRANSFER AGENT

         American Stock Transfer & Trust Company, based in New York, New York, serves as transfer agent for the shares of the Common Stock and as transfer agent for the Series A Preferred Stock.


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Item 2.        Exhibits.
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1.             Restated Certificate of Incorporation of the Company filed on
               December 12, 1990, as amended on August 7, 1992 (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).

2. Certificate of Amendment to the Restated Certificate of Incorporation of the Company filed on June 28, 1995 (incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).

3. Certificate of Amendment to the Restated Certificate of Incorporation of the Company filed on October 9, 1996 (incorporated herein by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30,
               1997).

4. Certificate of Amendment to the Restated Certificate of Incorporation of the Company filed on May 6, 1997 (incorporated herein by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).

5. Certificate of Amendment to the Certificate of Incorporation of the Company filed on April 16, 1998 (incorporated herein by reference to Exhibit 3.5 to the Company's Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).

6. Certificate of Amendment to the Certificate of Incorporation of the Company filed on June 7, 2002 (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10,
               2002).

7. Certificate of Amendment to the Certificate of Incorporation of the Company which defines the rights of the Series A Convertible Preferred Stock, filed with the New York Secretary of State on June 26, 2002 (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).

8. Certificate of Amendment to the provisions of the Certificate of Incorporation of the Company that defines the rights of the Series A Convertible Preferred Stock, filed with the New York Secretary of State on February 12, 2003 (incorporated herein by reference to Exhibit 3.8 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

9. Restated Bylaws of the Company, as amended (incorporated herein by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended October 31, 1996).

10. Amendment to the Bylaws of the Company, effective June 7, 2002 certified by the Secretary of the Company (incorporated herein by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10,
               2002).

11. Specimen Certificate of Common Stock of the Company (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2002).

12. Specimen Certificate of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 of the Company's Amendment No. 1 to its Registration Statement on Form S-4 (Reg. St. No. 333-87304 filed with the Securities and Exchange Commission on May 21, 2002).



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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       ALLIED HEALTHCARE
                                       INTERNATIONAL INC.


                                       By: /s/ Charles Murphy
                                           ---------------------------------
                                       Name:  Charles Murphy
                                       Title: Acting Chief Financial Officer



Dated: February 20, 2004